# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Atlantic International Corp., CIK 0001605888
CUSIP: 048592109
Title of class of securities: Common Stock, Par Value $0.00001 per share
Address of issuer's principal executive offices: 270 Sylvan Avenue, Suite 2230, Englewood Cliffs, New Jersey (NJ), 07632
Date of event which requires filing of this statement: 11/21/2024
Filed by CIK 0002049406
Persons authorized to receive notices and communications: Elliot H. Lutzker, 605 Third Avenue, New York, New York (NY), 10158, 212-557-7200; Davidoff Hutcher & Citron LLP, 605 Third Avenue, New York, New York (NY), 10158, 212-557-7200

## Reporting persons
- Raymond Jones (CIK 0002049406): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); source of funds: personal funds (PF); sole voting power 3,302,870; shared voting power 0; sole dispositive power 3,302,870; shared dispositive power 0; aggregate amount beneficially owned 3,302,870 (5.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, Par Value $0.00001 per share
Name of issuer: Atlantic International Corp.
Address of issuer's principal executive offices: 270 Sylvan Avenue, Suite 2230, Englewood Cliffs, New Jersey (NJ), 07632

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Raymond Jones (the "Reporting Person").
Residence or business address: The Reporting Person's business and office address is Pelham Work, Pelham Street, Wolverhampton WV3 0BJ, United Kingdom
Present principal occupation or employment: Mr. Jones' principal business is the owner with his wife of RGL Electronics Ltd. ("RGL"), as well as that of a private investor. RGL is a UK registered business engaged in the manufacture of electronic security equipment.
Criminal convictions in the last five years: During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Jones is a citizen of the United Kingdom.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The funds used to purchase the securities of the Issuer were personal funds of Mr. Jones and working capital of RGL.

## Item 4. Purpose of Transaction
Purpose of transaction: The acquisition of the securities of the Issuer was for investment purposes.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 3,302,870 (5.3%) shares based on 62,241,187 shares issued and outstanding as of January 7, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Jones, as the Manager of RGL, has the power to vote and dispose of the shares of Common Stock owned by RGL.
Transactions in the class effected during the past sixty days: On November 21, 2024, RGL was issued 423,728 shares of common Shares of the Issuer pursuant to the exercise of restricted stock units issued on November 21, 2024.
Other persons with the right to receive dividends or sale proceeds: No person has the right to receive, or the power to direct the receipt of dividends from, or proceeds from, the sale of such securities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- Raymond Jones: /s/ Raymond Jones, Raymond Jones (01/16/2025)